

August 30, 2012

Via E-mail
Peter H. Nachtwey
Chief Financial Officer
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202

> **Re: Legg Mason, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed May 25, 2012**
> **Response dated August 20, 2012**
> **File No. 1-8529**

Dear Mr. Nachtwey:

We have reviewed your response letter dated August 20, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Critical Accounting Policies and Estimates, page 46
Goodwill, page 52

1. We note in your response to comment 2 in our letter dated August 8, 2012, that changes to your assumptions underlying the goodwill analysis would also be reflected in the impairment analyses for other intangible assets and declines in cash flows would most likely result in impairments to indefinite-life assets prior to goodwill impairment. As such, please provide us with your detailed valuation schedules you prepared to estimate the fair value of your domestic mutual fund contracts that are managed by Western Asset and ClearBridge with a carrying value of $2,502 million and the Permal funds-of-hedge funds contracts with a carrying value of $947 million. To help us understand the reasonableness of the material assumptions included in your detailed calculations for the first three years, please provide us with the historical rates realized for each annual period for the last four years by affiliate,

which would include AUM market rate, AUM net flows rate, and cash flow rate, at a minimum.

2. Please provide us with an understanding how your historical results for the last five years have been reflected in your material assumptions related to AUM and cash flow growth. In this regard, you disclose that your average annual cash flow growth rate is approximately 8%. However, this does not appear to be reflective of your historical results over the last five years. For example, to the extent that a portion of your average annual cash flow growth rate is dependent on substantial client cash inflows, please explain to us how you determine this assumption is reasonable in light of the fact that you have recognized net client outflows during each of the last five fiscal years.

3. We note that you compare the estimated fair value of your reporting unit to a market-based valuation of your equity value to confirm the reasonableness. Please provide us with a comprehensive understanding as to how the equity value using the market-based valuation impacted the estimated fair value of your reporting unit using the discounted cash flow method (i.e., please tell us that amount of any adjustments made to the estimated fair value along with how you determined the amount of the adjustment, if any.) If you did not make any adjustments as a result of the comparison, please provide us with a comprehensive explanation as to why you determined no adjustment was necessary.

4. Please provide us with a comprehensive understanding of your implied control premium calculation. As part of your explanation, please tell us why you are comparing your market capitalization to a weighted average of the discounted cash flow equity value and the market-based equity value to calculate the implied control premium. In this regard, it is unclear why the implied control premium is not a comparison of the fair value of your reporting unit to your market capitalization as of December 31st, your goodwill impairment testing date. Further, please tell us why you are only deducting corporate debt from the estimated fair value of the reporting unit without also considering the other assets and liabilities reflected on your consolidated balance sheet that are not included in the carrying value of your reporting unit.

5. We note the revised critical accounting policies and estimates disclosure you intend to include in your September 30, 2012 Form 10-Q filing. Please address the following points related to this disclosure:
    *   Please revise your explanation of the process you undertake to estimate the fair value of your reporting unit using the discounted cash flow methodology to better align to the explanation provided to us. In this regard, please disclose the actual periods of cash flows that you estimate at the affiliate level. Please disclose the periods in which long-term market assumptions are used for the cash flow growth rates. Please also disclose how you estimate the cash flow growth rate for the remainder of the periods included in your discounted cash flow calculation.
    *   Please disclose the composition of the carrying value of the reporting unit.
    *   Expand upon your disclosure of how you calculated the implied control premium and disclose the implied control premium as of your most recent testing date. Explain how

>you determined your implied control premium is reasonable based on your specific facts and circumstances in light of the large range provided.

- Disclose the specific facts and circumstances that could lead to a change in the assumptions made in the discounted cash flow analysis that would result in an impairment charge for your indefinite-life intangible assets and/or goodwill.

Item 15. Exhibits and Financial Statement Schedules, page 102

6. Please tell us the portion of your net assets that meet the definition of restricted net assets in accordance with the guidance in Rule 4-08(e) of Regulation S-X for each of the three years presented. To the extent that restricted net assets exceed consolidated net assets for any of the three years presented, please tell us your consideration of the guidance in Rules 5-04 and 12-04 of Regulation S-X.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief